UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322 and 333-240141.

Annual General Meeting

Check Point Software Technologies Ltd. (the “Company”) held its Annual General Meeting on August 30, 2022. A total of 99.1 million Ordinary Shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on July 21, 2022 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.

At the Annual General Meeting, the Company’s shareholders voted on the following four proposals:

Proposal 1:

To elect the following five directors to the Board of Directors (the “Board”) to serve until the 2023 annual general meeting of shareholders:

Nominee	For	Against	Abstain
Gil Shwed	97,168,271	1,094,139	23,431
Jerry Ungerman	87,644,730	10,619,099	22,012
Tzipi Ozer-Armon	85,046,342	13,211,716	27,783
Tal Shavit	87,486,808	10,776,840	22,193
Shai Weiss	86,015,865	12,247,187	22,789

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:

To approve the appointment and compensation of Company’s independent public accountants:

For	Against	Abstain
90,276,732	7,982,253	26,856

Proposal 2 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 3:

To approve the compensation of the Company’s Chief Executive Officer:

For	Against	Abstain
87,289,015	10,939,013	57,813

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 85.1% voted for the approval of Proposal 3.

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 4:

To readopt the Company’s Executive Compensation Policy:

For	Against	Abstain
87,704,890	10,510,665	70,286

Of the Ordinary Shares held by shareholders that indicated that they do not have a Personal Interest and are not a Controlling Shareholder (as such terms are defined in the Companies Law), approximately 85.7% voted for the approval of Proposal 4.

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Exhibit

Exhibit 99.1	Press Release of the Company, dated August 30, 2022, “Check Point Software Technologies Ltd. Shareholders Approve All 2022 Annual General Meeting Proposals”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Shira Yashar
Name:	Shira Yashar
Title:	General Counsel

Date: August 30, 2022

Exhibit

Exhibit 99.1	Press Release of the Company, dated August 30, 2022, “Check Point Software Technologies Ltd. Shareholders Approve All 2022 Annual General Meeting Proposals”.